Exhibit (p)(11)

INVESTMENT ADVISER CODE OF ETHICS

Introduction

Rule 204A-1 under the Advisers Act requires each federally registered investment adviser to adopt a written code of ethics (the "Code") designed to prevent fraud by reinforcing the principles that govern the conduct of investment advisory firms and their personnel. In addition, the Code must set forth specific requirements relating to personal securities trading activity including reporting transactions and holdings.

Generally, the Code applies to directors, officers and employees acting in an investment advisory capacity who are known as Supervised Persons and in some cases, also as Access Persons, of the adviser. Supervised Persons covered by more than one code of ethics meeting the requirements of Rule 204A-1 will be subject to the code of the primary entity with which the Supervised Person is associated.

Employees identified as Supervised and Access Persons must comply with the Code. Compliance is responsible for notifying each individual who is subject to the Code. Supervised Persons must be provided and must acknowledge receipt of this Code and any amendments to the Code. They must also comply with the federal securities laws.

General Ethical Standards

Prudential and PGIM holds their employees to the highest ethical standards. Maintaining high standards requires a total commitment to sound ethical principles and values. It also requires nurturing a business culture that supports decisions and actions based on what is right, not simply what is expedient.

It is the responsibility of management to make the Company's ethical standards clear. At every level, employees must set the right example in their daily conduct. PGIM expects employees to be honest and forthright and to use good judgment. We expect them to deal fairly with customers, suppliers, competitors, and one another. We expect them to avoid taking unfair advantage of others through manipulation, concealment, abuse of confidential information or misrepresentation. Moreover, employees must understand the expectations of the Company and apply these guidelines to analogous situations or seek guidance if they have questions about conduct in given circumstances.

It is each employee's responsibility to :

•	Nurture a company culture that is highly moral and make decisions based on what is right.

•	Build lasting customer relationships by offering only those products and services that are appropriate to customers' needs and provide fair value.

•	Maintain an environment where employees conduct themselves with courage, integrity, honesty and fair dealing Reinforce that no individual's personal success or business group's bottom line is more important than preserving the name and goodwill of Prudential and PGIM.

•	Regularly monitor and work to improve our ethical work environment

Because Ethics is not a science, we encourage individuals to ask for guidance in making the right decisions. Business Management, Business Ethics Officers, Human Resources, Law and Compliance and Enterprise Ethics professionals are all available for guidance at any time.

Investment Adviser Fiduciary Standards

Investment advisers are fiduciaries for clients under contract; common law; state law; or federal laws, such as the Investment Advisers Act of 1940, the Investment Company Act of 1940 and ERISA.

Whenever a Prudential adviser acts in a fiduciary capacity, it must endeavor to consistently put the client's interest ahead of the firm's. It must disclose actual and potential meaningful conflicts of interest. It must manage actual conflicts in accordance with applicable legal standards. If applicable legal standards do not permit management of a conflict, the adviser must avoid the conflict. Adviser personnel will not engage in fraudulent, deceptive or manipulative conduct. Advisers must act with appropriate care, skill and diligence.

Advisory personnel are required to know when an adviser is acting as a fiduciary with respect to the work they are doing. In such cases, advisory personnel are expected to comply with all fiduciary standards applicable to the firm in performing their duties. In addition, they must also put the client's interest ahead of their own personal interest. An employee's fiduciary duty is a personal obligation.

While advisory personnel may rely upon subordinates to perform many tasks that are part of their responsibilities, they are personally responsible for fiduciary obligations even if carried out through subordinates.

Employees should be aware that failure to adhere to the standards under this Code might lead to disciplinary action up to and including termination of employment.

Reporting Violations of the Code

It is the responsibility of each Supervised Person and Access Person to promptly report any violations of this Code to his/her Chief Compliance Officer or otherwise as set forth below. The investment adviser will provide disclosure of issues to clients upon request.